Exhibit 99.1

MEDIA RELEASE

May 12, 2026

Algoma Steel Group Inc. Reports Financial Results for the Three Months Ended March 31, 2026

EAF Unit 1 Fully Operational; Transition from Blast Furnace/Basic Oxygen Furnace to Electric Arc Furnace Steelmaking Complete

Record Plate Sales of 116,000 NT with Further Upside Expected as Plate-First Strategy Scales

Adjusted EBITDA in line with Previously Disclosed Guidance

SAULT STE. MARIE, ONTARIO (May 12, 2026) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of steel plate and hot rolled sheet products, today announced results for the three month period ended March 31, 2026.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and First Quarter 2026 to First Quarter 2025 Comparisons

Comparisons between Q1 2026 and Q1 2025 were significantly impacted by the transition from legacy blast furnace operations to the Company’s new Electric Arc Furnace (“EAF”) platform, as well as a materially more adverse tariff environment in the current year quarter.

•	Consolidated revenue of $296.9 million, compared to $517.1 million in the prior-year quarter.

•	Consolidated loss from operations of $153.5 million, compared to a loss from operations of $139.9 million in the prior-year quarter.

•	Net loss of $159.4 million, compared to a net loss of $24.5 million in the prior-year quarter.

•

Adjusted EBITDA loss of $28.7 million inclusive of a $90.2 million capacity utilization adjustment and Adjusted EBITDA margin of (9.7%), compared to an Adjusted EBITDA loss of $46.7 million and Adjusted EBITDA margin of (9.0%) in the prior-year quarter. See “Non-GAAP Financial Measures” below.

•	Direct tariff costs of $27.4 million, compared to $10.5 million in the prior-year quarter.

•	Cash used in operating activities of $12.2 million, compared to cash generated by operating activities of $92.1 million in the prior-year quarter.

•	Shipments of 223,681 tons, compared to shipments of 469,731 tons in the prior-year quarter, reflecting the transition to EAF-only steelmaking and the deliberate pivot toward the Canadian plate market.

Rajat Marwah, the Company’s Chief Executive Officer, commented, “The first quarter of 2026 represented a genuine turning point for Algoma. We permanently closed our blast furnace on January 18, bringing 125 years of coal-based steelmaking to an end and completing what we set out to do: transform this company into a modern, low-carbon steel producer. That transition was not without cost in the quarter, as shipment volumes were lower and transition costs remained elevated while we ramped up our new steelmaking platform. But the direction is clear and the trajectory is improving. Our EAF is running 24 hours a day, our plate mill is producing Volta™ low-carbon steel at scale, and we are leaning into our competitive advantage as Canada’s only producer of discrete plate.”

Mr. Marwah continued, “Beyond the operational progress, we are building something that matters to Canada. We want to recognize the Canadian government for its steadfast support of this transition, from the federal and provincial investment that helped make our EAF a reality, to the prioritization of Canadian-made steel in defence and procurement, to the resolve shown in responding to unfair trade practices and U.S. Section 232 tariffs. That partnership has been instrumental in positioning Algoma where we are today. The formation of Roshel Algoma Defence extends our reach into sovereign ballistic steel production, and our Hanwha Ocean MOU represents a potential pathway into Canada’s defence and shipbuilding supply chain at scale. These are not speculative opportunities; they reflect the logical extension of what Algoma, with its modernized EAF platform and unique plate capabilities, is positioned to deliver. We believe that we have the liquidity, operational foundation, and strategic direction to create long-term value for our stakeholders.”

Michael Moraca, the Company’s Chief Financial Officer, commented, “This was a transitional quarter, and the financial results reflect that. Results include a $90.2 million capacity utilization charge tied to excess fixed costs from our previous operating configuration, which we expect to decline sequentially and be eliminated by the fourth quarter as the EAF ramps up. Adjusted EBITDA improved from the fourth quarter of 2025, supported by record plate sales and an 11% increase in average net sales realization per ton versus the prior quarter. We expect incremental improvement in the quarters ahead as we ramp up EAF Unit 1 and commission and ramp up EAF Unit 2. We ended the quarter with approximately $553 million in total available liquidity, and with capital expenditures down significantly from the peak of the EAF construction phase, we are increasingly positioned to focus our financial resources on strategic opportunities that support long-term growth and value creation.”

First Quarter 2026 Financial Results

Comparisons between the first quarter 2026 and first quarter 2025 were significantly impacted by a number of factors. In the prior year period, the Company was producing steel exclusively with its legacy blast furnace operations, which were permanently halted on January 18, 2026. In contrast, substantially all steel produced in the first quarter of 2026 was from the new, ramping first EAF unit. Furthermore, the tariff environment in the 2026 quarter was materially more adverse than in the prior year quarter.

First quarter revenue totaled $296.9 million, compared to $517.1 million in the prior-year quarter. Steel revenue was $266.9 million, compared to $463.2 million in the prior year quarter. Average net sales realization per ton of steel sold was $1,193, compared to $986 in the prior year quarter.

Loss from operations was $153.5 million, compared to a loss of $139.9 million in the prior-year quarter. The year-over-year increase was primarily due to lower steel shipments, elevated tariff costs, and a capacity utilization charge of $90.2 million resulting from the accelerated transition to EAF steelmaking and lower production volumes. This was partially offset by improved product mix and lower administrative and selling expenses.

Net loss in the first quarter was $159.4 million, compared to a net loss of $24.5 million in the prior-year quarter. The increase reflects the factors noted above for operating loss, as well as the absence of $50.0 million in insurance proceeds that benefited Q1 2025, a decrease in income tax recovery of $26.4 million, and changes in fair value of warrant and share-based compensation liabilities. These were partially offset by an increase in foreign exchange gain of $15.2 million.

Adjusted EBITDA in the first quarter was a loss of $28.7 million, which resulted in an Adjusted EBITDA margin of (9.7%). This compares to an Adjusted EBITDA loss of $46.7 million in the prior-year period, or an Adjusted EBITDA margin of (9.0%). Average realized price of steel net of freight and non-steel revenue was $1,193 per ton, compared to $986 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,180, compared to $1,137 in the prior-year quarter, reflecting the impact of $16.9 million in tariff costs and lower fixed-cost absorption at reduced production volumes. Shipments for the first quarter decreased by 52.4% to 223,681 tons, compared to 469,731 tons in the prior-year quarter. See “Non-GAAP Financial Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Electric Arc Furnace

On January 18, 2026, Algoma permanently ceased production at its blast furnace and associated coke batteries, marking the end of 125 years of coal-based integrated steelmaking and completing the Company’s full transition to EAF steelmaking. The first quarter of 2026 was the first full quarter in which all liquid steel production was sourced entirely from the Company’s EAF facility.

Ramp-up activities are progressing in line with expectations. The Unit One EAF furnace and associated melt shop assets are performing as designed, with quality metrics achieved across a range of plate and hot-rolled coil product grades. The Q-One power system and other key process components have demonstrated stable and reliable performance, supporting consistent metallurgical quality and process control. Operations are currently running on a full 24-hour-per-day schedule. Construction activities on the second EAF unit are nearing completion with steel production expected in the third quarter of 2026.

As announced during Q4 2025, Algoma is focusing its commercial strategy on the manufacturing and sale of discrete plate while scaling back coil production to align with domestic market conditions. As Canada’s only producer of discrete plate, the Company holds a unique competitive position in this segment. Plate demand from infrastructure, construction, and defence end-markets remained healthy during the quarter, and the Company expects plate production to increase sequentially as the EAF ramp-up continues through 2026.

Following completion of the EAF transformation, Algoma’s facility is expected to have an annual raw steel production capacity of approximately 3.7 million tons and is projected to reduce annual carbon emissions by approximately 70% from pre-EAF levels.

Trade Environment and Strategic Response

The 50% U.S. Section 232 tariff on steel imports from Canada continued to define the operating landscape in the first quarter of 2026. The Company incurred $27.4 million in direct tariff costs in the quarter, compared to $10.5 million in Q1 2025. Shipments to the United States represented 28% of total steel volumes in the quarter, compared to the historical range of approximately 45–55%, reflecting the ongoing reorientation of Algoma’s commercial book toward the Canadian market.

The Canadian steel market remains supply-pressured, with domestic coil pricing held down by oversupply from domestic producers, the continued presence of U.S. steel in the Canadian market, and import offers priced at less-than-fair-value. Algoma’s strategic response, concentrating production on discrete plate, where it enjoys a pricing premium and a unique market position, is designed to mitigate these dynamics.

In April 2026, Algoma announced the formation of Roshel Algoma Defence, a joint venture with Roshel Inc., a Canadian-owned defence manufacturer of smart armoured vehicles. The joint venture is established to create a Canadian Centre of Excellence for Ballistic Steel Production, with full-cycle capabilities including metal fabrication, forming, welding, and machining. This partnership is purpose-built to deliver sovereign ballistic steel defence solutions for Canada and represents a meaningful step in the diversification of Algoma’s product portfolio.

Algoma’s binding Memorandum of Understanding with Hanwha Ocean Co. Ltd. (“Hanwha Ocean”), announced in January 2026, remains in effect. The arrangement carries an aggregate potential value of US$250 million, comprised of a US$200 million contribution toward the potential development of a structural steel beam mill and up to US$50 million in anticipated product purchases related to the Canadian Patrol Submarine Project (“CPSP”). The MOU is subject to Hanwha Ocean being awarded and entering into an effective contract under the CPSP and the negotiation and execution of definitive agreements.

Liquidity

At March 31, 2026, the Company had cash of $65.3 million, unused availability under its Revolving Credit Facility of $195.1 million, and $292.5 million available to draw under the LETL Facilities, for total available liquidity of approximately $553 million. During the first quarter, the Company drew $126.0 million under the LETL Facilities, net of PIK interest, to support operations and fund the transition. Capital expenditures in the quarter were $20.4 million, substantially lower than the $127.0 million invested in Q1 2025 during EAF construction.

Conference Call and Webcast Details

A webcast and conference call will be held on Wednesday, May 13, 2026 at 11:00 a.m. EDT to review the Company’s results for the three month period ended March 31, 2026, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at ir.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel First Quarter 2026 Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) and enter passcode 13759815.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim consolidated financial statements for the three month period ended March 31, 2026 and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.ca. These documents are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the expected decline of the capacity utilization charge, expected increases in plate steel production and sales as well as average net sales realization per ton, expected incremental improvement in financial results in future quarters, the expected commissioning and ramp-up of EAF Unit 2, the expected scaling of the Company’s plate-first commercial strategy, imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, Algoma’s transition to EAF steelmaking and the expected benefits thereof, the Company’s expected annual raw steel production capacity and reduction in carbon emissions, Algoma’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, the Company’s ability to focus financial resources on strategic opportunities supporting long-term growth and value creation, the potential value and benefits of the strategic relationship with Hanwha Ocean including the potential development of a structural steel beam mill, anticipated product purchases related to the Canadian Patrol Submarine Project and the completion of the arrangement with Hanwha Ocean, the potential benefits of the Roshel Algoma Defence joint venture and sovereign ballistic steel production capabilities, expectations regarding Canadian government defence procurement policies and their impact on the Company’s business, the Company’s plans for continued investment in diversification projects, labor availability, the impact of global supply chain disruptions on costs, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed under the Company’s SEDAR+ profile at www.sedarplus.ca and with the SEC as part of Algoma’s Annual Report on Form 40-F at www.sec.gov. Forward-looking statements speak only as of the date they are made. Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective.

EBITDA refers to net income or loss before depreciation of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations and income taxes. Adjusted EBITDA refers to EBITDA before foreign exchange loss (gain), finance income, carbon tax, changes in fair value of IPO and LETL Warrants, earnout rights, share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, derivatives, certain inventory adjustments, impairment loss, legal settlement, severance costs, stranded inventory and capacity utilization. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS Accounting Standards. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. See the financial tables below for a reconciliation of net loss to Adjusted EBITDA.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

For more information, please contact:

Michael Moraca

Chief Financial Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	March 31, 2026	December 31, 2025
expressed in millions of Canadian dollars
Assets
Current
Cash	$65.3	$77.5
Restricted cash	—	0.1
Taxes receivable	212.9	206.9
Accounts receivable, net	158.4	192.7
Inventories	475.6	569.3
Prepaid expenses and deposits	30.1	30.4
Other assets	6.3	5.5

Total current assets	$948.6	$1,082.4

Non-current
Property, plant and equipment, net	$1,050.7	$1,029.9
Intangible assets, net	0.3	0.3
Other assets	2.6	3.3

Total non-current assets	$1,053.6	$1,033.5

Total assets	$2,002.2	$2,115.9

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$67.6	$170.2
Accounts payable and accrued liabilities	207.0	203.9
Taxes payable and accrued taxes	39.2	32.7
Current portion of other long-term liabilities	3.5	5.8
Current portion of governmental loans	0.3	14.0
Current portion of environmental liabilities	4.6	4.7
Severance cost liability	43.8	45.8
IPO Warrant liability	3.4	2.5
Earnout liability	3.8	3.7
Share-based payment compensation liability	14.5	14.1

Total current liabilities	$387.7	$497.4

Non-current
Senior secured lien notes	$485.1	$476.6
Long-term governmental loans	271.2	192.3
Accrued pension liability	148.1	153.0
Accrued other post-employment benefit obligation	190.6	193.0
Other long-term liabilities	126.1	70.7
Environmental liabilities	34.9	34.3
LETL Warrant liability	12.6	7.5

Total non-current liabilities	$1,268.6	$1,127.4

Total liabilities	$1,656.3	$1,624.8

Shareholders’ equity
Capital stock	$980.2	$975.5
Accumulated other comprehensive income	425.8	414.4
Deficit	(1,057.3)	(897.9)
Contributed deficit	(2.8)	(0.9)

Total shareholders’ equity	$345.9	$491.1

Total liabilities and shareholders’ equity	$2,002.2	$2,115.9

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Loss

(Unaudited)

Three month period ended	March 31, 2026	March 31, 2025
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$296.9	$517.1
Operating expenses
Cost of sales	$423.5	$626.1
Administrative and selling expenses	26.9	30.9

Loss from operations	($153.5)	($139.9)

Other (income) and expenses
Finance income	($0.6)	($2.8)
Finance costs	11.5	17.8
Interest on pension and other post-employment benefit obligations	3.6	4.0
Foreign exchange (gain) loss	(14.3)	0.9
Other income	(0.1)	(50.0)
Change in fair value of Initial Public Offering (“IPO”) and Large Enterprise
Tariff Loan (“LETL”) Warrant liabilities	5.7	(39.1)
Change in fair value of earnout liability	—	(4.4)
Change in fair value of share-based compensation liability	0.1	(15.4)

	$5.9	($89.0)

Loss before income taxes	($159.4)	($50.9)
Income tax recovery	—	(26.4)

Net loss	($159.4)	($24.5)

Net loss per common share
Basic	($1.46)	($0.23)
Diluted	($1.46)	($0.48)

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	March 31, 2026	March 31, 2025
expressed in millions of Canadian dollars
Operating activities
Net loss	($159.4)	($24.5)
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	33.4	35.0
Deferred income tax recovery	—	(2.0)
Pension funding in excess of expense	(3.6)	(1.8)
Post-employment benefit funding in excess of expense	(1.9)	(1.7)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(2.4)	0.2
post-employment benefit obligations	(3.3)	0.2
Finance costs	11.5	17.8
Loss on disposal of property, plant and equipment	0.1	—
Interest on pension and other post-employment benefit obligations	3.6	4.0
Other income	(0.1)	(50.0)
Accretion of governmental loans and environmental liabilities	(2.2)	4.0
Unrealized foreign exchange (gain) loss on government loan facilities	(5.0)	0.2
Increase (decrease) in fair value of IPO and LETL Warrant liabilities	5.7	(39.1)
Decrease in fair value of earnout liability	—	(4.4)
Increase (decrease) in fair value of share-based compensation liability	0.1	(15.4)
Other	(2.2)	4.6

	($125.7)	($72.9)
Net change in non-cash operating working capital	107.0	165.4
Environmental liabilities paid	—	(0.4)
Insurance proceeds for operating expenses	6.5	—

Cash (used in) generated by operating activities	($12.2)	$92.1

Investing activities
Acquisition of property, plant and equipment	($20.4)	($127.0)

Cash used in investing activities	($20.4)	($127.0)

Financing activities
Bank indebtedness advanced, net	($103.8)	($0.1)
Restricted cash	0.1	—
Governmental loans received	127.5	—
Repayment of governmental loans	(0.1)	(6.3)
Interest paid	(3.7)	(1.1)
Other	(0.7)	2.2

Cash generated by (used in) financing activities	$19.3	($5.3)

Effect of exchange rate changes on cash	$1.1	($0.2)
Cash
Decrease in cash	(12.2)	(40.4)
Opening balance	77.5	266.9

Ending balance	$65.3	$226.5

Algoma Steel Group Inc.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

millions of dollars	Three months ended March 31, 2026	Three months ended March 31, 2025
Net loss	($159.4)	($24.5)
Depreciation of property, plant and equipment and amortization of intangible assets	33.4	35.0
Inventory adjustments (depreciation on property, plant & equipment in inventory)	(7.7)	1.0
Finance costs	11.5	17.8
Finance income	(0.6)	(2.8)
Interest on pension and other post-employment benefit obligations	3.6	4.0
Income tax recovery	—	(26.4)

EBITDA (ii)	($119.2)	$4.1

Foreign exchange (gain) loss	(14.3)	0.9
Carbon tax	6.0	3.5
Change in fair value of financial instruments (i)	5.8	(58.9)
Share-based compensation	2.8	3.7
Capacity utilization	90.2	—

Adjusted EBITDA (ii)	($28.7)	($46.7)

Net Loss Margin	(53.7%)	(4.7%)

Net Loss / ton	($712.6)	($52.2)

Adjusted EBITDA Margin (iii)	(9.7%)	(9.0%)

Adjusted EBITDA / ton	($128.3)	($99.4)

(i)	Financial instruments at fair value are comprised of IPO and LETL Warrant liabilities, earnout liability, share-based payment compensation liability and derivatives.
(ii)	See “Non-GAAP Financial Measures” in this Press Release for information regarding the limitations of using EBITDA and Adjusted EBITDA.
(iii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.